Heskett & Heskett

Attorneys At Law

John Heskett	2401 Nowata Place, Suite A	Telephone (918) 336-1773
Of Council Zachary Hyden	Bartlesville, Oklahoma 74006	Facsimile (918) 336-3152
Email: info@hesklaw.com

Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

January 4, 2016

Borrowmoney.com, Inc.

9935 Shore Road Unit 6-C

Brooklyn, New York 11209

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for Borrowmoney.com, Inc. (the “Company”) in connection with the registration by the Company of 2,053,000 issued and outstanding shares (“Shares”) of common stock, $0.0001 par value per share (the “Common Stock”) of the Company, pursuant to a Registration Statement of Form S-1 filed with the Securities and Exchange Commission on December 31, 2015 (the “Registration Statement”).

For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures of the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the (i) the Shares have been legally issued and are fully paid and non-assessable.

We are furnishing this opinion to the Company in connection with the Registration Statement. We hereby consent to the reference to us under the heading “Legal Matters” in the prospectus made part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration.

Very truly yours,

/s/ John Heskett
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